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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Biotel Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
09067F 10 7
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09067F 10 7

1	NAMES OF REPORTING PERSONS: Cardiac Science Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	State of Delaware, United States of America

	5	SOLE VOTING POWER:

NUMBER OF		180,628

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		180,628

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	180,628

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

2

Item 1(a). Name of Issuer:
     Biotel, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
     1285 Corporate Center Drive, Suite 150, Eagan, MN 55121
Item 2(a). Name of Person Filing:
     Cardiac Science Corporation, a Delaware corporation
Item 2(b). Address of Principal Business Office or, if None, Residence:
     3303 Monte Villa Parkway, Bothell, WA 98021
Item 2(c). Citizenship:
     State of Delaware, United States of America
Item 2(d). Title of Class of Securities:
     Common Stock, $0.01 par value
Item 2(e). CUSIP Number:
     09067F 10 7

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
     If this statement is filed pursuant to Rule 13d-1(c), check this box.     ☐

Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.
(a)	Amount beneficially owned: 180,628*

(b)	Percent of class: 6.8%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 180,628

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 180,628

(iv)	Shared power to dispose or to direct the disposition of: 0
* The shares reported hereunder were originally acquired by Cardiac Science, Inc. in connection with the sale of substantially all the assets of its wholly-owned subsidiary, Innovative Physician Services, Inc. (d.b.a. Diagnostic Monitoring), to Biotel, Inc. (previously Biosensor Corporation) in 1998. Cardiac Science Corporation acquired the shares as a result of the merger of Cardiac Science, Inc. and Quinton Cardiology Systems, Inc. in 2005.
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable
Item 8. Identification and Classification of Members of the Group.
     Not applicable
Item 9. Notice of Dissolution of Group.
     Not applicable
Item 10. Certifications.
     (a) Not applicable
     (b) Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2007
(Date)

CARDIAC SCIENCE CORPORATION

By: /s/ Daphne Taylor
(Signature)

Daphne Taylor,
Vice President, Corporate Controller and Chief Accounting Officer
(Name/Title)